SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(Amendment No.  )

NeoGames S.A.
(Name of Issuer)

Ordinary Shares, no par value	L6673X107
(Title of class of securities)	(CUSIP number)

Barak Matalon
C/o NeoGames S.A.
10 Habarzel St.
Tel Aviv, Israel
Telephone: 972-3-607-2571

with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn:  Ron Ben-Menahem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. L6673X107	Page 2 of 9

1	NAME OF REPORTING PERSON: Barak Matalon I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,736,853
	9	SOLE DISPOSITIVE POWER: 7,896,778
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,736,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.6%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 3 of 9

1	NAME OF REPORTING PERSON: Pinhas Zahavi I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,736,853
	9	SOLE DISPOSITIVE POWER: 4,940,112
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,736,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.6%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 4 of 9

1	NAME OF REPORTING PERSON: Elyahu Azur I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,736,853
	9	SOLE DISPOSITIVE POWER: 4,928,546
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,736,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.6%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. L6673X107	Page 5 of 9

1	NAME OF REPORTING PERSON: Aharon Aran I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel and Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,736,853
	9	SOLE DISPOSITIVE POWER: 1,971,417
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 19,736,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 60.6%
14	TYPE OF REPORTING PERSON: IN

Item 1.          Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, no par value (the "Ordinary Shares"), of NeoGames S.A., a company organized under the laws of the Grand Duchy of Luxembourg ("NeoGames" or the "Issuer"). The address of the principal executive office of NeoGames is 10 Habarzel St., Tel Aviv 6971014, Israel.

Item 2.          Identity and Background.

(a) – (c), (f)  This Schedule 13D is being filed by Mr. Barak Matalon, Mr. Elyahu Azur, Mr. Pinhas Zahavi and Mr. Aharon Aran (each a “Reporting Person” and, collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

Mr. Matalon is an Israeli citizen and a director of NeoGames. His business address is c/o NeoGames, 10 Habarzel St., Tel Aviv, Israel. Mr. Matalon currently serves on the board of directors of Lotym Holdings Ltd. and Loty Holdings Ltd. Mr. Matalon also provides consulting services to NeoGames through Lotym Holdings Ltd., which is located at 25 Habe'er St., Adanim, Israel.

Mr. Azur is an Israeli citizen. His business address is c/o NeoGames, 10 Habarzel St., Tel Aviv, Israel. Mr. Azur currently serves as a director in various private companies.

Mr. Zahavi is an Israeli and Polish citizen. His business address is c/o NeoGames, 10 Habarzel St., Tel Aviv, Israel. Mr. Azur is self-employed and currently serves as an agent for various professional soccer players.

Mr. Aran is an Israeli and Austrian citizen and a director of NeoGames. His business address is c/o NeoGames, 10 Habarzel St., Tel Aviv, Israel. Mr. Aran currently serves as chief executive officer of the Israeli Audience Research Board, which is located at 32 Tuval St. Ramat Gan, Israel. The Israeli Audience Research Board is a joint venture of various Israeli broadcasting and advertising bodies that seeks to measure television viewing in Israel.

By virtue of the agreements made pursuant to the Voting Agreement (as defined below), the Reporting Persons may be deemed to be a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). For a description of the relationship between the Reporting Persons, see Item 4 below.

(d) – (e)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

Prior to NeoGames’ initial public offering (“IPO”), each of the Reporting Persons invested personal funds in and received shares of Aspire Global plc ("Aspire Global") in 2005, a portion of which were exchanged for shares of NeoGames following a spin-off from Aspire Global in 2014.

In connection with the closing of the IPO on November 24, 2020, each of the Reporting Persons beneficially owned Ordinary Shares of the Issuer, as follows: Mr. Matalon held 5,109,948 Ordinary Shares; Mr. Zahavi held 3,193,717 Ordinary Shares; Mr. Azur held 3,193,717 Ordinary Shares; and Mr. Aran held 1,277,486 Ordinary Shares.

On June 30, 2022, in connection with the settlement of NeoGames’ public takeover of Aspire Global, the Reporting Persons tendered all of their shares held in Aspire Global in exchange for cash and Ordinary Shares underlying Swedish depository receipts (“SDRs”), as described in Item 4 below.

Item 4.          Purpose of Transaction.

Board Seats

Mr. Matalon and Mr. Aran have served as members of the board of directors of NeoGames since 2014 and 2019, respectively.

Voting Agreement

The Reporting Persons have the exclusive right under Article 12.4 of NeoGames' amended and restated articles of association to nominate a number of directors of the Issuer equal to 50% of the total number of directors so long as they own in the aggregate at least 40% of the Issuer's issued and outstanding share capital. In furtherance of the foregoing, the Reporting Persons entered into a voting agreement dated November 17, 2020 (the "Voting Agreement") pursuant to which they vote as one group with regard to any matter relating to the nomination, election, appointment or removal of directors.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Public Takeover of Aspire Global

On June 30, 2022, shareholders of Aspire Global tendered a total of 45,860,537 shares in Aspire Global to NeoGames for consideration consisting of a combination of cash and newly issued shares in NeoGames in the form of SDRs. As a result, each of the Reporting Persons received the following amounts: (i) Mr. Matalon acquired 2,786,830 SDRs in exchange for 12,048,000 tendered shares; (ii) Mr. Zahavi acquired 1,746,395 SDRs in exchange for 7,550,000 tendered shares; (iii) Mr. Azur acquired 1,734,829 SDRs in exchange for 7,500,000 tendered shares; and (iv) Mr. Aran acquired 693,931 SDRs in exchange for 3,000,000 tendered shares. Each SDR is convertible at any time at the option of the holder into one Ordinary Share.

General

Each of the Reporting Persons intends to review the performance of his investment in NeoGames from time to time. Depending on various factors, including the business, prospects and financial position of NeoGames, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to his investment in NeoGames as he deems appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment or with regard to any material changes to the Issuer’s business or corporate structure. In addition, each of the Reporting Persons may purchase additional Ordinary Shares or may, and hereby reserves the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions, subject to certain provisions of the law.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

Item 5.          Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Mr. Matalon directly holds 5,109,948 Ordinary Shares and 2,786,830 Ordinary Shares underlying SDRs, which represent approximately 27.8% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as provided by the Issuer.1 Mr. Matalon has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Matalon has the shared power to vote, or direct the voting of, an aggregate of 19,736,853 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.6% of the number of Ordinary Shares outstanding.

1 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Matalon would hold 23.8% of the 33,197,451 Ordinary Shares outstanding.

As of the date hereof, Mr. Zahavi directly holds  3,193,717 Ordinary Shares and 1,746,395 Ordinary Shares underlying SDRs, which represent approximately 18.1% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as provided by the Issuer.2 Mr. Zahavi has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Zahavi has the shared power to vote, or direct the voting of, an aggregate of 19,736,853 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.6% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Azur directly holds 3,193,717 Ordinary Shares and 1,734,829 Ordinary Shares underlying SDRs, which represent approximately 18.0% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as provided by the Issuer.3 Mr. Azur has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Azur has the shared power to vote, or direct the voting of, an aggregate of 19,736,853 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.6% of the number of Ordinary Shares outstanding.

As of the date hereof, Mr. Aran directly holds 1,277,486 Ordinary Shares and 693,931 Ordinary Shares underlying SDRs, which represent approximately 7.5% of the number of Ordinary Shares outstanding, based on 25,593,434 Ordinary Shares outstanding as provided by the Issuer.4 Mr. Aran has the sole power to dispose of, or direct the disposition of, the Ordinary Shares held directly by him. In addition, as a result of the Voting Agreement, Mr. Aran has the shared power to vote, or direct the voting of, an aggregate of 19,736,853 Ordinary Shares that the Reporting Persons may be deemed to share beneficial ownership of, which represent approximately 60.6% of the number of Ordinary Shares outstanding.

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by any other Reporting Person.

(c)  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days with respect to any Ordinary Share.

(d)  No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Voting Agreement described in Item 4 above, which is incorporated by reference into this Item 6, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 11, 2022.

2	Voting Agreement by and among the Reporting Persons, dated as of November 17, 2020.

2 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Zahavi would hold 14.9% of the 33,197,451 Ordinary Shares outstanding.

3 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Azur would hold 14.8% of the 33,197,451 Ordinary Shares outstanding.

4 Assuming conversion of all of the Company's outstanding SDRs into Ordinary Shares, Mr. Aran would hold 5.9% of the 33,197,451 Ordinary Shares outstanding.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 11, 2022

/s/ Barak Matalon
Barak Matalon

/s/ Pinhas Zahavi
Pinhas Zahavi

/s/ Elyahu Azur
Elyahu Azur

/s/ Aharon Aran
Aharon Aran